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07026392

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

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REGISTRANT'S NAME WheelTug plc

*CURRENT ADDRESS Suite 3G, Eurolife Building
1 Corral Road
Gibraltar

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35108 FISCAL YEAR 3/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]
DATE: 9/7/07

WHEELTUG

ARIS
3-31-07

WheelTug plc

2007 Annual Report

About WheelTug plc

WheelTug™ is a fully integrated ground propulsion system for aircraft. Built into the hubs of the nose wheels, it will give aircraft of full ground mobility (forward & reverse with steering) without turbines or external tugs. It is not expected to require airframe modifications. In June 2005, a demonstration system was successfully tested at an Evergreen Aviation facility in Arizona on a Boeing 767. Delta Air Lines is the launch customer and exclusive development partner for the Boeing 737NG WheelTug.

WheelTug plc was incorporated on 5 February 2005 to develop and commercialize WheelTug technology. WheelTug plc is a majority-owned subsidiary of Chorus Motors plc (CHOMF OTC-US).

Contents

Management's Letter to Members

20 June 2007

Fellow Members:

Things are getting very exciting for your company. In the last year, we have added a world class customer and development partner in Delta Air Lines, and we have started to build the product development and certification team to bring WheelTug to market.

WheelTug's two Chorus® motors, installed in the nose wheels of planes like the Boeing 737, will give airliners on the ground full mobility without the use of the main turbines or tugs. The resulting improvements in efficiency, flexibility, fuel savings, and reduced maintenance aim to unlock savings of over US$ 750,000 per airplane per year. And the environmental benefits, in huge reductions in ground emissions, noise and pollution, are transformational. In sum, WheelTug® has the potential to revolutionize airport ground operations – and be of immense value to your company, our customers, and the environment.

We have been building the business this year – by adding Delta as the launch customer and development partner, and by adding world class personnel such as Gilbert Thompson, who is guiding us through the certification process. Now, in parallel with raising funds to complete development within 30 months, we are identifying and assembling a team of highly experienced and skilled consultants capable of bringing together all the aspects of WheelTug® and making it a market reality.

At this point last year, we said that "your company had a unique and well-protected technology, a powerful vision, a solidly established business case and a clear path forward." Now we have started along that path. We have selected the 737NG as our launch aircraft. And now we have a major customer in Delta, with the desire to assist development of WheelTug, and – once units are ready – the capability to install and maintain WheelTugs for airlines worldwide.

To learn more, visit our website: (www.wheeltug.gi) .

WheelTug plc

Isaiah Cox
CEO

Rodney T. Cox
Chairman

Management's Discussion and Analysis of 2007 Results

We owe our parent company, Chorus Motors plc, US $123,772, due to the development expenses being borne by WheelTug plc. Our key asset is the rights to the Chorus® Motor technology in moving aircraft on the ground. This asset as well as the expertise of Chorus and WheelTug personnel is carried at a zero value on the books.

Your company is now being charged for its expenses and some corporate overheads. We are exploring many avenues for funding which look at present. That said, we expect significant funding from our majority shareholder from the sale of WheelTug plc shares which it owns in excess of the 5.2 million shares of WheelTug which are its base holding in WheelTug plc.

The current Business Plan calls for WheelTug plc management to arrange and manage a significant funding event in the near future, allowing for the completion and subsequent certification of WheelTugs for use in moving aircraft on the ground.

We are planning, within the next 12 months, to seek a share listing on a major European Exchange.

Investor Information

Extensive information for investors can be found on our Website at www.wheeltug.gi. Our reports are posted there, as well as full information about the Company and our technologies.

If you have a question about WheelTug, please write to us at pr@wheeltug.gi.

Forward-Looking Statement

The discussion of WheelTug plc's ("WheelTug") business and operations includes, in several instances, forward-looking statements that are based upon WheelTug's management's and advisors' good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect WheelTug's business and operations. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the WheelTug's technical and scientific staff, advisors, and consultants. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct or that the WheelTug's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the WheelTug's control.

All forward-looking statements involve risks and uncertainty. WheelTug undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described herein, and such statements shall be deemed in the future to be modified in their entirety by the WheelTug's public pronouncements, including those contained in all future reports and other documents filed by the WheelTug with the relevant securities commissions.

DIRECTORS AND OFFICERS

Directors	Appointed	
Rodney T. Cox	09 February 2005	Director, Chairman of the Board
Isaiah W. Cox	09 February 2005	Director, Chief Executive Officer
Wayne S. Marshall	09 February 2005	Director

Secretary

STM Fidecs Management (Gibraltar) Limited
(formerly known as Fidecs Management Limited)

Registered Office

Suite 3G, Eurolife Building
1 Corral Road
Gibraltar

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

WHEELTUG

PUBLIC LIMITED COMPANY

Gibraltar Registered No. 94119

Financial Statements

for the year ended 31 March 2007

DIRECTORS' REPORT

The directors submit their report and the audited financial statements for the year ended 31 March 2007.

Corporate Profile

The Company was incorporated in Gibraltar on 9 February 2005.

Activities

The company is a licensee of Borealis Technical Technologies for the use of the Chorus Motor system for moving aircraft on the ground. The company has been developing the marketing and business planning for this venture and has begun discussions with potential customers.

Results and Review of Business

WheelTug plc is a member of the Borealis Family of Companies and is an indirect majority-owned subsidiary of Borealis Exploration Limited and a direct subsidiary of Chorus Motors plc. Chorus Motors plc owns 6,709,065 of our 6,933,348 outstanding shares, or 96.77 % of our shares. Like our parent and many of our Family Companies, WheelTug plc is incorporated in Gibraltar.

In March 2007,WheelTug plc and Delta Air Lines entered into an agreement in which the airline will assist your Company in developing WheelTug™ systems. Full development and approval of the system is expected sometime in 2009 and Delta, as WheelTug's launch customer, could begin installing the system on its fleet of B-737NG aircraft as early as late 2009. The agreement gives Delta the right of first refusal to provide installation and maintenance services on WheelTug systems for itself and for other airlines that desire such services. Delta already performs maintenance for more than 100 customers and this could serve as another opportunity to continue to grow its maintenance insourcing business. Delta has also acquired warrants to buy 600,000 shares of WheelTug plc at an average price of $36 per share.

In order to speed our drive to bring WheelTug to market, we have appointed Gilbert Thompson as our Senior Certification Advisor. Mr. Thompson, who has more than 30 years experience of airplane certification with the US Federal Aviation Authority, will guide your Company through the certification process which ensures that new products meet the requirements of aviation authorities.

These financial statements have been prepared in accordance with Gibraltar Generally Accepted Accounting Principles (GAAP), with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. As of 31 March 2007, the Company had net liabilities of $123,772 and to date has relied on the support of Borealis, which is also in the development stage. The continued operation and growth of the Company is dependent on its ability to receive continued financial support from its parent company and/or to develop potential joint venture partners, development partners, or investors. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

Dividends

There were no dividends declared during the year.

Directors and their Interests

The directors who served during the year were as stated on page 8.

The interests of the directors in the shares of the Company in the year were as follows.

Shares held at	31 March 2007	31 March 2006
Rodney T. Cox	1	1
Wayne Marshall	12,201	201
Isaiah Cox	18,001	2001

Share Options

As of 31 March 2007, there were no share options outstanding.

Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgments and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 20 June 2007

WheelTug plc

Rodney T. Cox
Director

Isaiah W. Cox
Director

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF WHEELTUG PUBLIC LIMITED COMPANY

We have audited the financial statements of WheelTug plc for the year ended 31 March 2007 set out on pages 12 to 16. These financial statements have been prepared under the historical cost convention and the accounting policies set out on page 14.

This report is made solely to the Company's members as a body, in accordance with the Companies Ordinance 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors are responsible for the preparation of financial statements in accordance with applicable law and Gibraltar Accounting Standards (Gibraltar Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant Gibraltar legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the relevant financial reporting framework and are properly prepared in accordance with Gibraltar Law. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the Directors' Report and other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements within it or material inconsistencies with the financial statements.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support.

In connection with the other information contained in the Annual Report we also draw attention to the content of the Forward-Looking Statement on page 5.

AUDITORS' REPORT (Continued)

In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2007, in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Ordinance 1930, the Gibraltar Companies (Accounts) Ordinance 1999.

Gibraltar
20 June 2007

Moore Stephens
CHARTERED ACCOUNTANTS

PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2007

	Notes	2007 $	2006 $
Expenditure			
Development Expenditure	1	193,105	--
Loss for the year		193,105	--
Accumulated Loss at 1 April 2006		--	--
Accumulated Loss Carried Forward		$ 193,105	$ --

BALANCE SHEET
as at 31 March 2007

	Notes	31 March 2007 $	31 March 2006 $
Current Assets			
Debtors			
Due from Parent Company		--	69,333
Current Liabilities			
Creditors - amounts due within one year			
Due to Parent Company	2	123,772	--
Total Net Current Liabilities		123,772	(69,333)
Total Net Assets / (Liabilities)		$ (123,772)	$ 69,333
Capital and Reserves			
Equity			
Called up Share Capital	3,4	69,333	69,333
Profit and Loss Account		(193,105)	--
TOTAL SHAREHOLDER FUNDS		$ (123,772)	$ 69,333

In prior years all expenditure was being incurred by the ultimate parent, so no profit and loss account was required.

Signed on behalf of the Board of Directors on 20 June 2007

Isaiah W. Cox
Director

Rodney T. Cox
Director

The notes on pages 14 to 16 form part of these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2007

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Ordinance 1930 and the Gibraltar (Companies Accounts) Ordinance 1999 (together, 'Gibraltar GAAP').

a. **Basis of accounting**
The financial statements are prepared in accordance with the historical cost convention.

b. **Reporting currency**
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

c. **Foreign currency translation**
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

d. **Consolidation**
Consolidated accounts are not presented since the accounts of the company and its subsidiaries are consolidated in the accounts of the ultimate parent company.

e. **Going Concern**
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet their obligations as they fall due. Further information is set out in the Directors' Report on pages 7 to 9.

f. **Cash Flow Statements**
The Company meets the size criteria for a small company set by the Gibraltar (Companies Accounts) Ordinance 1999, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow statement.

2. CREDITORS

	2007 $	2006 $
Amount Due to Parent Company (Chorus Motors plc)	$ 123,772	$ (69,333)

Amounts due to the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2007 (Continued)

3. CALLED UP SHARE CAPITAL

	2007 $	2006 $
Authorised share capital		
10,000,000 ordinary shares @ $0.01 each	$ 69,333	$ 69,333

	Number of Shares	Share Capital $	Share Premium Account $	Total $
At 31 March 2005	6,933,348	69,333	–	69,333
Shares issued during the year	--	--	--	--
At 31 March 2006	6,933,348	69,333	–	69,333
Shares issued during the year	--	–	–	–
At 31 March 2007	6,933,348	$ 69,333	$ –	$ 69,333

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2007 (Continued)

4. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Profit & Loss Account $	Total $
At 31 March 2005	69,333	--	--	69,333
Shares issued during the year	--	--	--	--
Loss for the year	--	--	--	--
At 31 March 2006	69,333	--	--	69,333
Shares issued during the year	--	--	--	--
Loss for the year	--	--	(193,105)	(193,105)
At 31 March 2007	$ 69,333	$ --	$ (193,105)	$ (123,772)

5. ULTIMATE PARENT COMPANY

The ultimate parent company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Suite 3G, Eurolife Building, 1 Corral Road, Gibraltar

END